  Exhibit 99.1

High Tide to Open Three New Canna Cabana Locations

CALGARY, AB, Dec. 5, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it will open three new Canna Cabana branded locations across Ontario and Alberta, located in the cities of Calgary, London and Brampton. These openings bring High Tide's total store count to 218 Canna Cabana locations across Canada, 91 in the province of Alberta and 94 in the province of Ontario.

"Opening three new Cabanas across key high-growth markets underscores the durability of our discount club model and our ability to execute with precision," said Raj Grover, Founder and Chief Executive Officer of High Tide. "With these additions, we will officially reach the upper end of our goal to open 20 to 30 new locations this year."

"Delivering on our commitments while expanding in key markets highlights the strong momentum behind the Canna Cabana brand, and we're proud to close out the year having achieved exactly what we set out to accomplish," added Mr. Grover.

LONDON LOCATION

The Company's new Canna Cabana located at 1299 Oxford Street East in London, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on December 15, 2025, pending regulatory approval. Located at a major east-end intersection in a plaza that offers a mix of essential retail and quick-service options driving steady daily traffic, this new Cabana sits in an underserviced area with strong surrounding residential density that continues to grow.

BRAMPTON LOCATION

The Company's new Canna Cabana located at 34 Avondale Blvd in Brampton, Ontario is expected to begin selling recreational cannabis products and consumption accessories for adult use on December 20, 2025, pending regulatory approval. This neighbourhood plaza site benefits from a young, fast-growing population and limited nearby competition. Supported by daily-needs retailers and quick-service options, the location provides steady foot traffic and strong potential as a convenient local shopping destination.

CALGARY LOCATION

The Company's new Canna Cabana located at 7248 Ogden Road SE in Calgary, Alberta will begin selling recreational cannabis products and consumption accessories for adult use on December 23, 2025, pending regulatory approval. Positioned in a southeast residential neighbourhood, this location serves one of Calgary's mature communities with minimal direct competition. The store sits within a local plaza alongside everyday conveniences such as a gas station, liquor store and quick-serve restaurants, and is closely connected to nearby industrial employment areas, supporting steady traffic throughout the day.

BERLIN STORE UPDATE

Our Berlin Canna Cabana location is temporarily closed while we address an operational matter. We expect to have this resolved as soon as possible.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 218 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025 The Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the receipt of regulatory approvals for the store openings; the timing of the new locations opening and beginning to sell recreational cannabis products and consumption accessories for adult use; the expected benefits of the store locations; and the level of competition in the area. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 05-DEC-25